Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266099

PROSPECTUS SUPPLEMENT NO. 14
(TO PROSPECTUS DATED JULY 18, 2022)

3,076,924 Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(minimum offering amount)
12,307,692 Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(maximum offering amount)

UNITED MARITIME CORPORATION

This is a supplement (“Prospectus Supplement”) to the prospectus, dated July 18, 2022 (“Prospectus”) of United Maritime Corporation (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-266099), as further amended or supplemented from time to time.

On January 6, 2023, the Company furnished a Current Report on Form 6-K with the U.S. Securities and Exchange Commission as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of United Maritime Corporation (the “Company”) dated January 3, 2023, titled “United Maritime Announces Completion of Previously Announced Tanker Sale and Acquisition of Two Capesize Bulkers.”

More particularly, the Company announced that it has successfully completed the delivery of the 2008-built LR2 product tanker, M/T Minoansea, to her new owners and that it has entered into definitive agreements to acquire two Capesize vessels from Seanergy Maritime Holdings Corp. (“Seanergy”), a related party of the Company, for an aggregate purchase price of US$36.25 million. The aggregate purchase price of the vessels was based on the average of three independent broker valuations. The first Capesize bulk carrier is the M/V Tradership, with a cargo-carrying capacity of 176,925 dwt built in 2006 by Namura Shipbuilding in Japan. The vessel is chartered by a major European charterer for a period until minimum June 2023 up to maximum October 2023, at an index-linked rate. The second Capesize bulk carrier is the M/V Goodship, with a cargo-carrying capacity of 177,536 dwt built in 2005 by Mitsui Engineering & Shipbuilding in Japan. The vessel is chartered by an international charterer for a period until minimum June 2023 up to maximum December 2023, at an index-linked rate. The Company expects to take delivery of the vessels in the first quarter of 2023, subject to the satisfaction of certain customary closing conditions. Furthermore, the purchase of the M/V Tradership and the M/V Goodship was made pursuant to the Company’s exercise of a right of first offer granted to it by Seanergy for the sale of the latter’s Capesize vessels, pursuant to an agreement entered into between the Company and Seanergy on July 5, 2022. The acquisition was approved by a special independent committee of the Company’s Board of Directors. The Company has also reached an agreement with the existing lender of the recently sold M/T Minoansea pursuant to which the US$15.2 million loan secured by this vessel will remain available to fund part of the acquisition cost of the M/V Tradership and the M/V Goodship under substantially the same terms. The definitive documentation for such agreement is currently under negotiation with the Company’s lender. The balance of the acquisition price of the two Capesize vessels is expected to be funded through cash on hand.

In addition, the Company’s Compensation Committee has approved the amendment and restatement of the Company’s 2022 Equity Incentive Plan (the “Plan”) to increase the aggregate number of common shares reserved for issuance under the Plan to 2,000,000 shares, and granted awards under the Plan to the Company’s directors, executive officers, and certain non-executive employees of an aggregate of 700,000 restricted common shares, approximately one-third of which number of restricted common shares vests on December 28, 2022, being the grant date, June 5, 2023 and October 5, 2023.  As of January 5, 2023, 8,295,243 of the Company’s common shares are issued and outstanding, reflecting these issuances pursuant to the plan, the repurchase of shares under the Company’s previously-announced share repurchase plan, and the exercise of the Company’s outstanding Class A Warrants to purchase 373,030 common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: January 6, 2023

Exhibit 99.1

United Maritime Announces Completion of Previously Announced Tanker Sale and Acquisition of Two Capesize Bulkers

January 3, 2023 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announced today that it has successfully completed the delivery of the 2008-built LR2 product tanker, M/T Minoansea, to her new owners.

In addition, the Company has entered into definitive agreements to acquire two Capesize vessels from Seanergy Maritime Holdings Corp. (“Seanergy”), a related party of the Company, for an aggregate purchase price of US$36.25 million. The aggregate purchase price of the vessels was based on the average of three independent broker valuations.

The first Capesize bulk carrier is the M/V Tradership, with a cargo-carrying capacity of 176,925 dwt built in 2006 by Namura Shipbuilding in Japan. The vessel is chartered by a major European charterer for a period until minimum June 2023 up to maximum October 2023, at an index-linked rate. The second Capesize bulk carrier is the M/V Goodship, with a cargo-carrying capacity of 177,536 dwt built in 2005 by Mitsui Engineering & Shipbuilding in Japan. The vessel is chartered by an international charterer for a period until minimum June 2023 up to maximum December 2023, at an index-linked rate. The Company expects to take delivery of the vessels in the first quarter of 2023, subject to the satisfaction of certain customary closing conditions.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the acquisition of the two Capesize bulkers by United Maritime. The attractive purchase price places United in a position to generate high returns on investment without diluting our shareholders or increasing our corporate leverage. In addition, the acquisition of the vessels from Seanergy provides for an efficient transfer of ownership, without disrupting the vessel’s commercial operations or the existing time-charter agreements and most importantly, without United incurring customary expenses associated with sale and purchase transactions in shipping.

“We believe that the sale price achieved for the M/T Minoansea was substantially accretive to shareholder value, especially in view of the vessel’s age and the investment required for its upcoming special-survey and ballast-water treatment system installation. This vessel will be replaced with two high-quality Japanese Capesize vessels, fitted with ballast water treatment systems and maintained at what we believe to be above-industry standards.

“Following the acquisition of the two Capesizes and the payment of the special dividend the cash equivalents of the Company are estimated in excess of $4.5 per share.

“We deem that the recent correction in the prices of the larger dry bulk vessels, in combination with the sector’s best supply fundamentals of the last 20 years, makes this segment an attractive investment opportunity. Therefore, these acquisitions are fully consistent with our strategy to pursue counter-cyclical investments with a view to capitalise on the upside and generate enhanced returns for our shareholders.”

Acquisition Specifics & Financing Arrangements

The purchase of the M/V Tradership and the M/V Goodship was made pursuant to the Company’s exercise of a right of first offer granted to it by Seanergy for the sale of the latter’s Capesize vessels, pursuant to an agreement entered into between the Company and Seanergy on July 5, 2022. The acquisition was approved by a special independent committee of the Company’s Board of Directors.

Lastly, United has reached an agreement with the existing lender of the recently sold M/T Minoansea pursuant to which the US$15.2 million loan secured by this vessel will remain available to fund part of the acquisition cost of the M/V Tradership and the M/V Goodship under substantially the same terms. The definitive documentation for such agreement is currently under negotiation with the Company’s lender. The balance of the acquisition price of the two Capesize vessels is expected to be funded through cash on hand.

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services.  As of today, the Company operates a fleet of one tanker vessel and one dry bulk vessel.

Upon completion of the acquisition of the M/V Tradership and the M/V Goodship, the Company's fleet will consist of four vessels, one LR2 tanker vessel and three Capesize dry bulk vessels, with an aggregate cargo carrying capacity of 635,422 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com